

June 9, 2010

<u>Via U.S. Mail</u>

George P. Sakellaris
President and Chief Executive Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

> **RE: Ameresco, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed May 28, 2010**
> **File No. 333-165821**

Dear Mr. Sakellaris:

We have reviewed your filing and have the following comments.

<u>General</u>

1. In addition to filing exhibits with your next amendment, please disclose the principal amount of securities being offered. Please refer to Question and Answer 227.02 in the Securities Act Rules section of our Compliance and Disclosure Interpretations.

2. In calculating the shares outstanding, please explain why you excluded the shares underlying the warrants and options. Please also discuss the proceeds to be received upon the exercise of these securities.

3. Please clarify whether the shares underlying the warrants and options being offered are part of the firm commitment underwriting arrangement or will be offered on a delayed and continuous basis by the selling stockholders.

4. Please be advised that we are reviewing your request for confidential treatment and may issue comments in a separate letter. Any request for acceleration of this registration statement will be contingent upon resolving any comments on this application.

Cover page of the Prospectus

5. Please include disclosure regarding the degree of voting control your Chief
    Executive Officer will have following this offering.

Management's Discussion and Analysis, page 42

6. We have read your response to comment 3 in our letter dated May 20, 2010, and
    have reviewed the supplemental CODM reports provided to us. Based on these
    reports and what you have told us in your response letters, it remains unclear to us
    that you operate and report in only one segment. It appears each of the areas of
    responsibility included in the CODM reports constitutes an operating segment
    because they meet the requirements of the definition at ASC Topic 280-10-50-1,
    as follows: i) they engage in business activities from which they earn revenues
    and incur expenses; ii) the CODM regularly reviews them, despite your indication
    that he does not do so to assess performance and allocate resources; and iii) they
    constitute discrete financial information because certain widely-used financial
    measures are presented. Therefore, please address the following:

    •   You have told us there are 17 areas of responsibility. However, the CODM
        reports appear to present 33 such areas. Please explain/reconcile.

    •   We note that the three largest regional areas of responsibility by annual sales
        have materially different revenue growth rates, gross margins, operating
        margins and net margins in 2008 and 2009. However, you have told us there
        is "nothing inherently different in the economic characteristics from project to
        project or product to product" and that "prices and margins may vary from
        time to time…due to variables such as timing of implementation…" If any
        such differences are in fact only temporary, then please address these
        economic disparities in 2008 and 2009 and explain to us how you have
        assessed that the areas of responsibility are economically similar. Otherwise,
        we believe you have at least three reportable segments based on the guidance
        in ASC Topic 280-10-50-12.

Critical Accounting Policies and Estimates, page 46

7. Please revise your section on derivative financial instruments on page 49
    accordingly to reflect the new interest rate swap entered into during the first
    quarter of 2010 as discussed on page F-46. In this regard, we note in particular
    your statement that you do not designate your derivatives as cash flow hedges.
    However, this new interest rate swap has been designated as a cash flow hedge
    and has met the requirements to be accounted for under the short-cut method.
    Please revise the related disclosure on the derivative instruments discussion on
    page 64 as appropriate as well.

Project Financing, page 60

8. We have read your response to comment 6 in our letter dated May 20, 2010 and the revisions made on page 63. Please revise your filing to state the actual financial and/or operational covenant(s) that may have been violated as a result of the $5.0 million term loan being in default. Also disclose the implications of any such violation(s).

Principal and Selling Stockholder, page 107

9. Please briefly describe the transactions in which the selling shareholders acquired their shares.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark G. Borden, Esq.
        Patrick J. Rondeau, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        Fax (617) 526-5000